# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eightco Holdings Inc., CIK 0001892492
CUSIP: 22890A302
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 101 Larry Holmes Drive, Suite 313,, Easton, Pennsylvania (PA), 18042
Date of event which requires filing of this statement: 03/10/2026
Filed by CIK 0001829311
Persons authorized to receive notices and communications: BITMINE IMMERSION TECHNOLOGIES, 800 CONNECTICUT AVENUE,, NORWALK, Connecticut (CT), 06854, 203-401-8200

## Reporting persons
- BITMINE IMMERSION TECHNOLOGIES, INC. (CIK 0001829311): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 100,655,143; sole dispositive power 0; shared dispositive power 100,655,143; aggregate amount beneficially owned 100,655,143 (31.94% of the class)
  Comment: Items 8, 10 and 11 consist of (i) 13,698,630 shares of common stock, par value $0.001 ("Common Stock") of Eightco Holdings Inc. (the "Issuer") acquired pursuant to that certain Securities Purchase Agreement, dated September 8, 2025, between the Issuer and the Reporting Person and (ii) 86,956,513 shares of Common Stock acquired in open market purchases.
  
  Item 13 is based on 315,141,681 shares of Common Stock outstanding as of March 16, 2026, as reported by the Issuer on March 17, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Eightco Holdings Inc.
Address of issuer's principal executive offices: 101 Larry Holmes Drive, Suite 313,, Easton, Pennsylvania (PA), 18042

## Item 2. Identity and Background
Name of person filing: BITMINE IMMERSION TECHNOLOGIES, INC.
Residence or business address: 800 CONNECTICUT AVENUE, NORWALK, CT 06854
Present principal occupation or employment: Reporting Person's principal business is to maximize ETH per share and advance the Ethereum ecosystem through strategic treasury management and native protocol participation.
Criminal convictions in the last five years: During the five years preceding the date of this filing, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See response to (d).
Citizenship: Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On March 11, 2026, the Issuer and the Reporting Person entered into an investment commitment letter pursuant to which the Reporting Person committed to purchase shares of Common Stock for an aggregate purchase price of not less than $75,000,000. The source of funds for this investment is the Reporting Person's general working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information in Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

The Common Stock reported herein was acquired for investment purposes.

The Reporting Person may make additional purchases of the Issuer's securities depending on the Issuer's business, prospects and financial condition, the market for the Issuer's securities, general economic conditions, money and stock market conditions and other future developments. The Reporting Person reserves the right to dispose of some or all of the Common Stock.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Person, at any time and from time to time, may review, reconsider and change its position and/or change its purpose and/or develop such plans.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover page of this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover page of this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6. Thomas Lee, Executive Chairman of the Reporting Person, was appointed to the Board of Directors of the Issuer on March 10, 2026.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer between the Reporting Persons and any other person, with respect to the Common Stock of the Issuer.

## Signatures
- BITMINE IMMERSION TECHNOLOGIES, INC.: /s/ Chi Tsang, Chi Tsang / Chief Executive Officer (03/20/2026)